April 14, 2009
Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:	MedCath Corporation Form 10-K for the fiscal year ended September 30, 2008 Filed December 15, 2008 File No. 000-33009
Dear Mr. Riedler:
This letter sets forth the response of MedCath Corporation (the “Company”) to the comment letter, dated March 31, 2009, of the staff of the Division of Corporation Finance (the “Staff”). In order to facilitate your review, the Company has repeated the comment in its entirety in italics.
Form 10-K for the Fiscal Year Ended September 30, 2008
Item 11. Executive Compensation
1.	We note your response and sample disclosure in relation to comments 1 and 2. We also note that your disclosure indicates that the compensation committee approved the terms of the annual bonus incentive plan in November 2008. To the extent that the compensation committee has approved of the targeted percentage bonus, targeted adjusted EBITDA, and personal goals for fiscal 2009, these items should be disclosed in your proposed disclosure. Please revise your proposed disclosure accordingly.
We do not believe disclosure is required at this time under applicable Securities and Exchange Commission (“SEC”) rules because these performance metrics are materially consistent with the performance goals and business criteria of MedCath’s annual cash incentive plans disclosed in MedCath’s prior filings with the SEC. Because all material aspects of our incentive compensation programs, including those in effect for fiscal 2009, have been previously disclosed in our SEC filings, disclosure of the performance metrics for fiscal 2009 at this time will not provide any greater transparency or aid investors in their analysis of MedCath for such period. In addition, these specific quantitative and qualitative performance-related factors are confidential commercial and/or financial information the disclosure of which would result in competitive harm for MedCath once this and other correspondence between MedCath and the Staff during the course of Staff’s review is published. We will disclose the targeted percentage bonus, targeted adjusted EBITDAP and personal goals for fiscal 2009 in our next proxy statement.
In FAQ 117.10, the Staff indicated that prior disclosure of specific performance goals and business criteria set for a performance period is not required when such goals and criteria are materially consistent with previously disclosed terms of an incentive compensation plan. The performance metrics for fiscal 2009 are materially consistent with those established for prior years, which have been disclosed in our proxy statements for the last two years. The definition of targeted “adjusted EBITDAP” for purposes of calculating executive officer bonuses for fiscal 2009 was also materially consistent with prior years. Moreover, MedCath anticipates the difficulty of achieving, or failing to achieve, the targeted adjusted EBITDAP level established for fiscal 2009 will be materially consistent with that of prior years. Existing and potential investors can therefore look to our recent proxy statements to determine the material aspects of our incentive compensation program for fiscal 2009.
In addition, compensation levels for MedCath’s executive officers are based on the results of a compensation survey prepared by an independent compensation consultant, Mercer. The companies surveyed by Mercer are disclosed in MedCath’s proxy statements and have been identical for the last three years including fiscal 2009. Finally, the targeted percentage bonus for our named executive officers have been materially consistent over the last two years (e.g., 75% of base salary for Mr. O. Edwin French, MedCath’s chief executive officer and 50% for each of the other named executive officers).
We further note that the personal goals referred to in our earlier responses may only serve to reduce the bonus payable to an executive officer. Our proxy statement disclosure in prior years demonstrates to our investors the likelihood that such a reduction would not be imposed by the compensation committee. The subjective goals established for fiscal 2009 are consistent with those established in prior years and, as a result, MedCath does not expect the results of the compensation committee’s analysis of these factors for fiscal 2009 will differ materially from prior years. Consequently, we do not believe that the disclosure of these personal goals at this time is material to our investors.
Regardless of the Staff interpretation set forth in FAQ 117.10, at this time these performance metrics qualify for the exception from disclosure set forth in Instruction 2 to Item 402(e) of Regulation S-K and FAQ 117.12 because they involve confidential commercial and financial information the disclosure of which would cause competitive harm to our business. Like most other companies, MedCath competes vigorously for executive level talent. Public dissemination of the information of compensation information beyond what MedCath has already disclosed would result in substantial competitive harm to MedCath since other healthcare companies would exploit it to solicit MedCath’s management for alternative employment opportunities. The courts have held that information may receive confidential treatment when (a) the information would not customarily be released to the public by the person from whom it is obtained and (b) if the information were to be disclosed, that it is likely to cause substantial harm to the competitive position of the person from whom the information is obtained. Critical Mass Energy Project v. Nuclear Regulatory Commission, 931 F.2d 939 (D.C. Cir. 1991), National Parks and Conservation Assoc. v. Morton, 498 F.2d 765 (D.C. Cir. 1974).
First, disclosure of the performance metrics described above before the end of a fiscal year would facilitate the solicitation and raiding of MedCath’s executive talent by competitors. This would cause a significant disruption in MedCath’s operations. Furthermore, MedCath has elected not to publish earnings guidance for fiscal 2009. As evidenced in our recent proxy statement disclosure, the targeted adjusted EBITDAP level for executive officer bonuses for a fiscal year is comparable to earnings guidance for that fiscal year. MedCath is not required to provide earnings guidance and should not be required to effectively disclose it in the form of performance levels for executives. Finally, many companies do not disclose performance metrics for executive bonuses prior to completion of the performance period for the reasons stated above and others, and MedCath has not and does not intend to disclose these metrics until after completion of the performance period (i.e., in MedCath’s next proxy statement).
We have therefore concluded that these performance metrics qualify for the exception from disclosure set forth in Instruction 2 to Item 402(e) of Regulation S-K and FAQ 117.12 at this time and need not be disclosed for the reasons set forth above and in FAQ 117.10.

In connection with the foregoing response to the Staff’s comment, we hereby acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

O. Edwin French
President and Chief Executive Officer MedCath Corporation

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